

October 8, 2015

Mail Stop 4631

<u>Via E-Mail</u>
Craig C. Bram
President and Chief Executive Officer
Synalloy Corporation
775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, South Carolina 29304

> **Re:** **Synalloy Corporation**
> **Registration Statement on Form S-3**
> **Filed June 10, 2015**
> **File No. 333-204850**
> **Form 10-K for Fiscal Year Ended January 3, 2015**
> **Filed March 17, 2015**
> **File No. 000-19687**
> **Form 10-Q for Fiscal Quarter Ended July 4, 2015**
> **Filed August 11, 2015**
> **File No. 000-19687**

Dear Mr. Bram:

We have reviewed the above-captioned filings and your letter of correspondence dated September 25, 2015 and have the following comments.

Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015

Note 1: Summary of Significant Accounting Policies, page 32

Revenue Recognition

1. We note that your response to comment 3 in our letter dated August 28, 2015 appears to provide a different assessment of general inventory risk from the information you provided in response to comment 10 in our letter dated July 6, 2015. We therefore request that you clarify whether or not you have unmitigated general inventory risk per ASC 605-45-5 for the toll customers who provide you with raw materials. In that regard, please tell us whether you take legal title to the raw materials received from your toll customer. If you do not take title to the raw materials, we have the following additional comments:

    • Please define what constitutes a "toll manufactured" and "contract manufactured" product as referenced in your response to us. In that regard, please tell us whether your definition of a "toll manufactured" product is limited to customers that provide the Company with raw materials or whether your definition is broader.

- Please quantify the amount of revenues generated and costs incurred in your CRI Tolling and Manufacturers Chemical operating segments for the customers who provided you with raw materials for each period presented.

- Please reassess your consideration under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales for services in your consolidated statement of operations.

Note 13: Industry Segments, page 46

2.   We note your response to comment 5 in our letter dated August 28, 2015. In order for us to better understand the Company's position for aggregating your operating segments into two reportable segments, we have the following additional comments:

- While we note that gross margins for your BRISMET and Palmer operating segments were similar at approximately 16% for 2014, please tell us the basis for your representations that in your Metals reportable segment you "would expect long-term margins to retain equivalency with segment average under normal circumstances." In that regard we note your reason for the expected and actual year to date divergence in fiscal year 2015 is based on Palmer's reliance on the oil and gas markets. In providing your response, please tell us why you believe that divergence may be limited to just 2015 given that Palmer seems to primarily serve the oil and gas industry and presumably would continue to do so whereas BRISMET and Specialty's customer base is more diverse.

- In performing your qualitative analysis under ASC 280-10-50-11 which resulted in you concluding that Palmer is appropriately aggregated in the Metals reportable segment, please tell us how you considered the following:

   a. Palmer is impacted by seasonality while BRISMET and Specialty don't appear to be as noted on page 6 of your Form 10-K.
   b. The customer base is more diverse for BRISMET and Specialty with Palmer serving predominantly the Oil and Gas markets.
   c. Sales and distribution for BRISMET and Specialty is conducted mainly through distributors. Palmer's sales channels appear to be based exclusively on inside sales professionals who manage relationships directly with end customers.
   d. The products offered by Palmer appear to also include made to order fiber glass tanks in addition to steel tanks whereas the products offered by BRISMET and Specialty are focused on steel and carbon steel pipes.

- With reference to your response to comment 6 in our letter dated August 28, 2015, please expand on why you believe that the products offered by Palmer are considered "similar" enough to the products offered by your remaining operating segments within your Metals reportable segments given the above noted differences. See ASC 280-10-50-40.

You may contact Ameen Hamady at 202-551-3891 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at 202-551-3570 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-Mail</u>
        Scott H. Richter
        LeClairRyan